Via Electronic Submission through EDGAR

June 23, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC 20549

Attention:  Rufas Decker, Assistant Director

Re:

American Cordillera Mining Corporation

Form 10-K for Fiscal Year Ended November 30, 2014

Filed March 17, 2015

Amendment No. 1 to Form 10-K for Fiscal Year Ended November 30, 2014

Filed April 8, 2015

File No. 000-50738

Mr. Decker:

This cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated June 3, 2015, in connection with our above referenced current reports on Form 10-K and 10-K/A.

We respectfully request extra time until Friday, June 26, 2015, to file proposed amendments and a full response to your comments #2, #3, and #4 regarding "Item 2. Properties" in our reports.  We are working with three joint venture partners to confirm information and our officers and directors only work part time for AMCOR.

We acknowledge that:

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We are responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our securities counsel, Michael R. Espey at (206) 860-6022 should you have any questions, comments, or responses about the contents of this letter.

Sincerely,

Frank Blair

President and CEO

American Cordillera Mining Corporation